

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 13, 2009

Paul Wilczynski
Assistant Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61625

> **Re: Deere & Company**
> **Form 8-K**
> **File No. 1-4121**
> **Filed June 1, 2009**

Dear Mr. Wilczynski:

     We have completed our review of your filing and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

Sincerely,

Peggy Fisher
Assistant Director